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                                                             RULE 424(b) AND (c)

                    HANOVER CAPITAL MORTGAGE HOLDINGS, INC.

               SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 15, 1997

     The Prospectus also covers the offer and sale by Hanover Capital Mortgage Holdings, Inc. of up to 5,750,000 shares of Common Stock from time to time upon the exercise of the Warrants included in the Units. The current exercise price of a Warrant is $15.00 for one share of Common Stock. The Warrants are exercisable from the opening of business on March 19, 1998, through the close of business on September 15, 2000. The exercise price and the number of shares of Common Stock issuable upon the exercise of the Warrants is subject to adjustment in certain events. The proceeds to the Company from the sale of Common Stock upon the exercise of the Warrants will be $86,250,000 (assuming all of the Warrants are exercised), which will be used by the Company for general working capital and corporate purposes. The exercise of a Warrant is optional with the owner of the Warrant, and the Company cannot predict whether or when any of the Warrants will be exercised. See the second paragraph of the cover page of the Prospectus and "Description of Securities -- Warrants."

     The following sections of the Prospectus are not relevant and do not apply to the offer and sale of the Common Stock upon the exercise of the Warrants: the cover page of the Prospectus (other than the second paragraph and the discussion of Risk Factors); "Prospectus Summary -- The Offering," "Use of Proceeds," "Dilution," "Underwriting," and the third and fourth sentences of "Legal Matters."

The date of this Supplement is March 19, 1998